Invest in AllerPops

Liberate millions from allergies (launching soon!)



A Biologist's Journey to Fight ALLERGIES Leads to the Invention of ALLERPOPS

 ALLERPOPS.COM LOS ALAMOS NM

Technology Retail Food Sustainability Health and Fitness

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Why you may want to invest in us...

1 🚀 The founder has 28 years of research experience in genetics, genomics, and microbiome.

2 🎿 Three years of allergy suffering and research identified two bacteria causing his allergies.

3 🔍 Two pieces of AllerPops reinforced his probiotics and returned life to normal.

4 📄 We have three patents issued from USPTO and filed five international patent applications.

5 😄 Five thousand customers are satisfied with the efficacy of 94.5%.

6 💰 The product has generated more than $120K revenue since its inception.

7 🌱 Fifty million allergy sufferers in the US alone await to hear this good news.

8 ☂ Three hundred million people in the US can use AllerPops to prevent allergies.

Why investors ❤ us

WE'VE RAISED $205,618 SINCE OUR FOUNDING



I agreed to be the lead investor because my experience told me that Allerpops is a unique revolutionary product. It corrects the cause of allergies,unlike all the other remedies,medicines, treatments that merely mask the symptoms.

I have suffered allergies my entire life. After trying all the remedies, that treat only the symptoms, I was left very frustrated and conceded that I will always be taking these medicines and suffer the unhealthy side effects. Then I saw Allerpops on TV, and tried it with doubt. I was surprised by it's amazing results of incredible relief. It was a game changer, and I'm still amazed. It's very liberating to be allergy free and not need to take, and pay for these costly pharmaceuticals. Allerpops do work, because they CORRECT THE CAUSE.

I have jumped in and joined the team as lead investor. I deeply believe in Allerpops, Dr. Han, and the enormous potential in bringing Allerpops to this huge market. To me this event may come around once in a lifetime. I'm thankful to have this rare opportunity and share it with family and friends. I am pleased to own Allerpops and to bring this solution to millions globally who want to live allergy free.

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Martin Witt Founder, Top Rank Media

LEAD INVESTOR INVESTING $10,000 THIS ROUND



Cliff is an experienced biologist and down-to-earth person. The product is backed up by solid science and patent. Market size is huge.

Dongping Wang ☆

SEE MORE

Our team



Cliff Han

Founder and CEO

Dr. Han, a biologist for 28 years and a former medical doctor. He is a scientist and also has the heart of an entrepreneur. He invented AllerPops out of necessity and has been perfecting it during the market test in the last two years.





Mandy Marksteiner

Market Strategist

Mandy Marksteiner is a copywriter and marketing strategist who works with small business owners. She is currently earning her master's degree in strategic communications from Penn State University.





Joe Hipple

Strategic and Finance Advisor

Joe Hipple is the founder of F.E.A. | Strategy's Group that provides expert advice to Entrepreneurs, Startup, Early Stage, and SME's. He's been involved in raising over $370 Million Dollars in startup and expansion funds.



In the news



Downloads

allerpopsPrimaryResearch.pdf

whiteboardWhyWeHaveAllergies.mp4

Liberation From Allergies, The Natural Way







AllerPops®
Prebiotic Lollipops

We're liberating
millions from allergies.
AllerPops

_THE PROBLEM
THERE ARE
50 million people who suffer from allergies each year
WHO
Use chemical filled drugs daily just to combat symptoms for a short term
BUT



Continue to suffer from worsening symptoms and are at risk of autoimmune disorders



_OUR SOLUTION

A Biologist's Journey to Fight ALLERGIES
Leads to the Invention of ALLERPOPS

AllerPops

One evening in March 2014, Los Alamos resident Cliff Han was attending his church retreat and started to tear during a talk.

He went outside for a break, but more tears arose accompanied by sneezing and tightness in the chest...

Click here to read the story about how we developed AllerPops.





Allergies explained - oral probiotics hold the key!
Watch later
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Get out of my house!!
Hello, Immune, I haven't seen you for a year

_OUR SOLUTION

AllerPops feeds oral probiotics and corrects the cause of allergies.

The cause of allergies is oral probiotic deficiency. Allergies worsen if you do not have enough beneficial bacteria in your mouth. These bacteria pacify the immune system, preventing pointless attacks on harmless substances.



_OUR SOLUTION

Relief lasting months to years.

Additional benefits include stopping/slowing progress of allergies and lowering risk of autoimmune diseases.



AllerPops

_OUR SOLUTION

We're drug free, all-natural, and made with









FDA approved food ingredients.
AllerPops

_EFFECTIVE
AllerPops Relieve Symptoms
AllerPops are Highly effective in Relieving Allergy Symptoms
Below is a chart that shows how many people report relief to specific symptoms
94.5%
of users feel relief from
Nasal Congestion
89.5%
of users feel relief from
Nasal Discharge or Sneezing
86%
of users feel relief from
Watery/Red Eyes
81.3%
of users feel relief from
Headaches
80%
of users feel relief from
Sore Throat
76.5%
of users feel relief from
Wheezing/Asthma
73.9
of users feel relief from
Coughing
69.2%
of users feel relief from
Eczema
53.3%
of users feel relief from
Arthritis/Muscle Aching
CONFIDENTIAL AND PROPRIETARY / COPYRIGHT 2021 / ALL RIGHTS RESERVED
AllerPops

These are the results of our customer satisfaction survey that we performed in the US between 2019 and 2020.







_EFFECTIVE
Thousands of customers are satisfied.
★★★★★
"I was dumbfounded."
—Benjamin B.
★★★★★
"They (AllerPops) are a Godsend for my son and me."
—Thomas G.
★★★★★
"I would recommend trying this product."
—Robert R.
We're about to take off.
CONFIDENTIAL AND PROPRIETARY / COPYRIGHT 2021 / ALL RIGHTS RESERVED
AllerPops

Testimony: you need to use it only at the beginning of the s...
Watch later
Share
AllerPops

INTRODUCING
AllerPops
Prebiotic Lollipops
CONFIDENTIAL AND PROPRIETARY / COPYRIGHT 2021 / ALL RIGHTS RESERVED

_OUR BRAND
AllerPops
Prebiotic Lollipops
Breathe easy; Smell well
Brand
Product
Mission

Brand	Product	Mission
Treat the cause of allergies, beyond symptomatic intervention.	AllerPops provides allergy sufferers relief that lasts for months to years.	Liberate millions from allergies. Allow people to live harmony with mother nature.

_MARKET

Our industry is primed for growth with little competition.

50M	$18B	$40B	40%	6th
Americans suffer from airborne allergies	Spent annually in the American allergy market.	The annual value of the allergy market worldwide by 2025	Children suffer from allergies.	Leading cause of chronic desease in the United States.

Symptomatic treatment: Benadryl · NasalCrom · GenCare generic healthcare · XYZAL · ZYRTEC · FLONASE · RHINOCORT · Claritin · basic◎care. · Allegra · InstaClear

Causal treatment: AllerPops

AllerPops and associated methods have been protected by three US patents, (US Pat No._9,795,579, US 2019/0343900 A1, US 10,471,033 B2). We have submitted patent applications to 5 major international markets.

Besides the patents, we know the best protection to our IP is extraordinary customer experience with our product and service. We strive to continuously improve our product and service to fulfill the need of the expected fast market expansion in the next 5-10 years.

AllerPops are sold on Amazon, allerpops.com, and at 5 independent pharmacies. AllerPops is so popular locally that a lady in a Los Alamos pharmacy told us last spring, "We sell AllerPops like water."

With the success in local markets, we are ready to expand into national and international markets.



_MARKETING

Advertising our scientific breakthrough by promoting media coverage of clinical trial.

The clinical trial being done in the first half of 2021 will help to jumpstart our national marketing and branding. We know the scientific discovery behind AllerPops has more applications than this revolutionary long-lasting allergy relief.

_MARKETING

The multichannel opportunity is vast.

Direct to Customers, retail partnerships and B2B sales will accelerate growth..

Jump start
Our clinical trial in 2021 will confirm the scientific work behind AllerPops. We will promote media coverage and jumpstart the sales.

International market opens
2021: Canada and Mexico
2022: EU and Japan
2023: China and Korea

Incentives
Free Shipping in US.
Hassle-free returns for 90 Days
White Glove Customer Service

Awards Program

Backend
Powered by Woocommerce
High-Touch, Dual-Location
3PL
Social Impact Program
Management

Target KPIs
AOV $28
GM > 80%
CAC $10

Retail:
Kroger · WHOLE FOODS · Walmart · Walgreens · Albertsons · TARGET · CVS · SPROUTS · NATURAL GROCERS

B2B:
Alibaba.com · VA · U.S. Department of Veterans Affairs

Bumper sticker
BAAA to encourage social share
US Armed Forces
CONFIDENTIAL | These are forward looking projections and are not guaranteed.
AllerPops

We will apply for FDA approval to label AllerPops as an allergy relief remedy after our double-blind, placebo-controlled clinical trial. This should facilitate our marketing greatly.

_RISKS

Risks	Mitigation
The allergy relief marketplace has highly competitive players.	Raise more fund through Wefunder and other sources after the clinical trial for faster expansion.
AllerPops takes a completely novel approach to allergy relief.	Education through our website, media, and conferences, as well as targeting early adopters.
A clinical trial by a third party may fail due to unforeseeable reasons.	Form a study team with qualified researchers. Establish a robust plan.
The FDA may require the company to provide more data from a bigger study.	Communicate with FDA early and prepare for an expanded study.
Global trading relationships may interfere with international expansion.	Consider different entry strategies such as direct, partnership, royalty.
Our future success depends on the efforts of a small management team.	We have identified a candidate for COO and are looking for CMO.

CONFIDENTIAL AND PROPRIETARY / COPYRIGHT 2021 / ALL RIGHTS RESERVED
AllerPops

_TEAM
We have a team that's been there before.
Mandy Marksteiner
Marketing Strategist
Cliff Shunsheng Han
Founder / CEO
Joe Hipple
Strategic Advisor, Finance
CONFIDENTIAL AND PROPRIETARY / COPYRIGHT 2021 / ALL RIGHTS RESERVED







_TEAM
Dr. Cliff Han
AllerPops founder and CEO
• 28 years of biological research.
• Part of the Human Genome Project.
• 10 years in project management and quality control.
• Trained physician and psychiatrist
Los Alamos
CONFIDENTIAL AND PROPRIETARY / COPYRIGHT 2021 / ALL RIGHTS RESERVED
AllerPops











_TEAM
Joe Hipple
Strategic Advisor, Finance
▪ CEO/Founder of F.E.A. | Strategies Group, LLC
▪ Vice President and Director of CBS Broadcasting Group.
▪ Founder and COO of Black Hawk Cable Communications
▪ Vice President and Area Manager of Comcast Corporation
fea
CBS
COMCAST
CONFIDENTIAL AND PROPRIETARY / COPYRIGHT 2021 / ALL RIGHTS RESERVED
AllerPops









_FUNDING
We are inviting passionate investors to join us.
Own a piece of AllerPops, liberate millions from allergies.



Wefunder first round target raise -- $500,000
Clinical trials and publication
Marketing and public relations
Inventory and product development
Legal fees for patents and FDA application
Office rent, supplies and equipment
Wefunder fees and financial consulting

Market expansion timeline:
1st & 2nd qtr. 2021
3rd qtr. 2021
4th qtr. 2021
2022



Investor Q&A

What does your company do? ⌄

We manufacture and distribute AllerPops, an all-natural allergy remedy that relieves airborne allergies for months to years.

Where will your company be in 5 years? ⌄

In 5 years, we want to be the primary producer of all-natural, drug-free, and causal correcting allergy relief globally. These projections are not guaranteed.

Why did you choose this idea? ⌄

The founder and his son suffered from allergies. Being a biologist, he wanted to provide a solution and began researching the cause of airborne allergies.

How far along are you? What's your biggest obstacle? ⌄

AllerPops has been developed, patented, and is now on the market directly at our website and through Amazon who accounts for 60% of the sales to date. The customer feedback from the market tests in the last two years helped to perfect our product and services. Now we are ready for a fast national expansion.

Our biggest obstacle and advantage is that AllerPops is the application of completely novel discovery and that it takes time for potential users to accept and try the new product. The scientific discovery behind AllerPops is a fundamental breakthrough. Due to the original research was done by the author and on the author, we have not been able to publish the results as a peer-reviewed paper. That is why we will have a third clinical trial company to perform a double-blind, placebo-controlled study to confirm the original discovery and publish it. The data will also be submitted to the FDA for approval of AllerPops as an allergy remedy.

Who competes with you? What do you understand that they don't? ⌄

Hundreds of companies comprise the $18 billion per year industry, but all their products deal with the symptoms and not the cause. They are primarily antihistamines and drugs which only provide temporary relief with many side-affects. Our patented product deals with the cause and provides long-lasting non-drowsy relief. Over 94% of our customers say it really works.

How will you make money? ⌄

We are marketing directly to consumers at our websites and digital marketing. We also plan to use major digital platforms, such as Amazon, Alibaba, Shopify and etc, to distribute to retail stores and major franchise chains. The retail gross profit margins on our product are very good at around 80% and with more marketing and distribution the profits will increase substantially.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risk is we do not have sufficient funds to execute our business plan and expand our market presence quickly.



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